Correspondence

To Whom It May Concern;

On April 3, 2013, Eco Building Products, Inc filed a Definitive Information Statement with the SEC after having filed a
Preliminary Information Statement on March 12, 2013.  As the review process is still open, the Company will not circulate a mailing or take any further action at this time until the review process has been concluded.

Sincerely,

/s/ Steve Conboy

Steve Conboy
President & CEO